Advisors Asset Management, Inc.
                              18925 Base Camp Road
                            Monument, Colorado  80132



                                  July 31, 2008



Chief, Office of Information Technology
  Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549


     Re:      Request for Withdrawal of:
              Amendment to the Registration Statement on Form S-6
              Filed on July 29, 2008
              File No.: 333-150891
              Accession Number: 0001013228-08-000989
              Advisors Disciplined Trust 261 (the "Fund")
              CIK: 0001425305

Ladies/Gentlemen:

     Advisors Asset Management, Inc., the sponsor of the Fund, hereby requests the withdrawal of the Amendment to the Registration Statement on Form S-6
(File No. 333-150891) as erroneously filed with the U.S. Securities and Exchange Commission (the "Commission") on EDGAR on July 29, 2008 (the "Registration Statement").

     We are requesting a withdrawal solely due to the fact that the Registration Statement was filed under the wrong file number of 333-150891. The correct file number is 333-151454. We believe that such withdrawal is consistent with the public interest and the protection of investors. The omission was not detected until after the Registration Statement was filed. A corrected Registration Statement has been filed via EDGAR with the correct file number of 333-151454.

     We request a withdrawal of the Registration Statement pursuant to Rule 477(a) under the Securities Act of 1933, as amended. Thank you for your assistance in the matter. Should you require further information, please contact our legal counsel, Scott R. Anderson at (312) 845-3834 or Mark J. Kneedy at (312) 845-3787.


                                Very truly yours,

                                Advisors Disciplined Trust 261

                                By:  Advisors Asset Management, Inc.


                                By     /s/ ALEX R. MEITZNER
                                  ------------------------------
                                         Alex R. Meitzner
                                       Senior Vice President